Exhibit 99.2

PRESS RELEASE
Aya Gold & Silver Provides Annual Exploration Update

Montreal, Quebec, January 21, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) provides an annual exploration update on its 2024 drill exploration program at the Zgounder Silver Mine and the Boumadine Project in the Kingdom of Morocco.

Highlights[1]
•Zgounder Mine Exploration:
•Significant mineralization at depth toward the granite contact, extension of the open pit and West near the fault.
•Hole DZG-SF-24-172 intercepted 2,165 g/t grams per tonne (“g/t”) silver (“Ag”) over 21.0 meters (“m”), including 4,600 g/t Ag over 3.5m
•Hole ZG-RC-24-277 intercepted 2,425 g/t Ag over 17.0m including 6,311 g/t Ag over 5.0m
•Hole ZG-RC-24-228 intercepted 1,356 g/t Ag over 20.0m, including 1,799 g/t Ag over 14.0m
•Hole ZG-SF-24-200 intercepted 1,151g/t Ag over 21.0m, including 3,290 g/t Ag over 6.0m
•Hole ZG-RC-24-028 intercepted 986 g/t Ag over 24.0m, including 4,418 g/t Ag over 4.0m
•Completed 46,188m of drilling at Zgounder near mine and regionally

•Boumadine Exploration:
•Extension of Boumadine Main trend to 5.4 kilometer (“km”) with intersections including:
•Hole BOU-DD23-223 intercepted 763 g/t silver equivalent (“AgEq”) over 38.3m (1.53 g/t gold (“Au”), 311 g/t Ag, 4.4% zinc (“Zn”), 1.8% lead (“Pb”) and 0.04% copper (“Cu”)

•Hole BOU-DD23-230 intercepted 991 g/t AgEq over 17.6m (2.64 g/t Au, 247 g/t Ag, 7.7% Zn, 1.2% Pb and 0.3% Cu
•Extension of Tizi Zone to 2.0km with intersection such as:
•Hole BOU-DD24-310 intercepted 445 g/t AgEq over 13.7m (4.9 g/t Au, 42 g/t Ag, 0.4% Zn, 0.4% Pb and 0.06% Cu
•Hole BOU-DD24-306 intercepted 1,021 g/t AgEq over 3.0m (11.5 g/t Au, 89 g/t Ag, 0.8% Zn, 0.2% Pb and 0.2% Cu
•Announcement of Mineral Resources Estimate (“MRE”) with Inferred Mineral Resource of 23.6 million tonnes (“Mt”) containing an estimated 64.7 million ounces (“Moz”) of Ag, 1.98 Moz of Au, 546 thousand tonnes (“kt”) of Zn and 198 kt of Pb.
•15 exploration permits added, expanding the Boumadine exploration footprint to 252.5 square kilometres (“km2”).
•Completion of 219 drillholes totalling 107,683m within the Boumadine main trend and other targets.
•Completion of an extensive helicopter-borne MobileMT electromagnetic and magnetic survey that covers an area of 1,266 km².

1 All intersections are in core lengths. Ag equivalent is based on a silver price of US$21/oz with a process recovery of 89%, a gold price of US$1,900/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 76.9 g/t Ag; 1% Cu: 97.63 g/t Ag; 1% Pb: 27.7 g/t Ag; and 1% Zn: 28.1 g/t Ag.
“Exploration success at both Zgounder and Boumadine during 2024 has been instrumental in driving the growth of our assets, with exceptional intercepts highlighting the potential to significantly increase high-grade ounces in the near term,” commented Benoit La Salle, President & CEO. “Our completion of over 150,000 meters of drilling, combined with the use of high-resolution spectral imagery and geophysics technology, have been crucial in achieving exploration success and uncovering new opportunities. By expanding our footprint with the addition of over 150 km² of ground in Morocco, we are committed to creating value for all shareholders through the drill bit and will continue this growth momentum into 2025.”
Summary of Exploration Results
Zgounder Exploration
The Zgounder Mine is a volcanic Ag mineralization sediment hosted deposit, underground and open pit mine in the central Anti-Atlas mountains of Morocco. Best intercepts for 2024 are shown in Table 1.
•For the period of January to December 2024, a total of 35,469m were completed. (Figure 1)

•Infill drilling, underground and surface, on the high-grade mineralization at the main orebody confirmed the mineralization and extended underground production zones. Results include: DZG-SF-24-172 with 21.0m at 2,165 g/t Ag including 3.5m at 4,600 g/t Ag, DZG-SF-24-065 with 6.5m at 2,870 g/t Ag including 2.0m at 7,229 g/t Ag and ZG-23-54 with 7.0m at 1,846 g/t Ag including 5.0m at 2,095 g/t Ag. (Figure 2)
•Silver mineralization at depth, near the granite contact was confirmed and extended 800m along strike, with results including: ZG-SF-23-084 with 13.5m at 1,089 g/t Ag including 7.5m at 1,700 g/t Ag and 4.5m at 4,469 g/t Ag, ZG-SF-24-200 with 21.0m at 1,151 g/t Ag including 6.0m at 3,290 g/t Ag and ZG-SF-24-123 with 2.5m at 5,696 g/t Ag.
•The open pit area is a key contributor to production, reverse circulation (“RC”) drilling on the area, at east of the deposit confirmed the continuity of the mineralization at south and at north. Results include: ZG-RC-24-028 with 24.0m at 986 g/t Ag including 4.0m at 4,418 g/t Ag, ZG-RC-24-228 with 20.0m at 1,356 g/t Ag including 14.0m at 1,799 g/t Ag, ZG-RC-24-277 with 17.0m at 2,425 g/t Ag including 5.0m at 6,311 g/t Ag and ZG-RC-24-082 with 16.0m at 1,155 g/t Ag including 5.0m at 2,335 g/t Ag.
Table 1 – Best Intercepts at Zgounder in 2024 (core lengths)

Hole ID	From	To	Ag	Length (m)	Ag x width
			(g/t)
Surface DDH
ZG-23-35	85.0	100.0	683	15.0	10,247
ZG-23-54	56.0	63.0	1,846	7.0	12,923
Including	56.0	61.0	2,095	5.0	10,476
Underground DDH
DZG-SF-23-292	46.5	51.0	2,430	4.5	10,933
Including	47.5	50.0	4,174	2.5	10,434
ZG-SF-23-084	133.5	147.0	1,089	13.5	14,706
Including	136.5	144.0	1,700	7.5	12,753
ZG-SF-23-084	163.5	168.0	4,469	4.5	20,109
DZG-SF-24-007	88.5	92.5	2,511	4.0	10,043
ZG-SF-24-123	274.0	276.5	5,696	2.5	14,240
DZG-SF-24-027	69.5	71.0	7,631	1.5	11,446
DZG-SF-24-065	79.0	85.5	2,870	6.5	18,652
Including	80.0	82.0	7,229	2.0	14,458
DZG-SF-24-081	35.5	45.0	1,339	9.5	12,722
Including	35.5	39.5	2,984	4.0	11,934
DZG-SF-24-111	4.5	11.0	2,372	6.5	15,420
Including	7.0	9.5	5,674	2.5	14,184
ZG-SF-24-200	265.0	286.0	1,151	21.0	24,166

Including	280.0	286.0	3,290	6.0	19,738
DZG-SF-24-145	13.0	16.0	4,645	3.0	13,934
Including	13.0	15.0	6,703	2.0	13,406
DZG-SF-24-153	56.0	60.0	3,955	4.0	15,818
DZG-SF-24-172	22.5	43.5	2,165	21.0	45,474
Including	30.5	34.0	4,600	3.5	16,100
DZG-SF-24-272	4.0	9.5	1,849	5.5	10,170
Surface RC
ZG-RC-24-028	2.0	26.0	986	24.0	23,672
Including	18.0	22.0	4,418	4.0	17,672
ZG-RC-24-031	8.0	22.0	744	14.0	10,416
ZG-RC-24-082	24.0	40.0	1,155	16.0	18,472
Including	33.0	38.0	2,335	5.0	11,676
ZG-RC-24-243	0.0	25.0	420	25.0	10,504
ZG-RC-24-154	19.0	38.0	711	19.0	13,512
ZG-RC-24-169	20.0	42.0	485	22.0	10,680
ZG-RC-24-228	25.0	45.0	1,356	20.0	27,128
Including	28.0	42.0	1,799	14.0	25,192
ZG-RC-24-235	0.0	13.0	778	13.0	10,116
ZG-RC-24-277	33.0	50.0	2,425	17.0	41,232
Including	37.0	42.0	6,311	5.0	31,556
ZG-RC-24-303	22.0	28.0	1,970	6.0	11,820
ZG-RC-24-318	8.0	17.0	1,143	9.0	10,284
ZG-RC-24-345	15.0	31.0	876	16.0	14,016
Including	22.0	27.0	2,018	5.0	10,092
ZG-RC-24-355	0.0	20.0	555	20.0	11,092

Figure 1: Location of Drill Hole at Zgounder

West
East
275 800 E
276 100 E
276 400 E
Zgounder
Fault
2100 L
1800 L
Legend
modelized Ag
in g/t
>100
>300
>500
>1000
DD Holes
RC Holes
Granite

Zgounder Regional Exploration
Exploration drilling focused on near-mine targets within a 2km radius around the Zgounder deposit with a total of 10,651m drilled.
•Zgounder West Target: Drilling targeted the along-strike continuity of the Zgounder deposit to the west, intercepting silver occurrences within the same sedimentary unit that hosts mineralization at the main Zgounder deposit. Assays results are still pending for this area.
•Zgounder East Target: Drilling targeted the Proterozoic sedimentary sequence beneath the Sirwa volcanic complex, which overlies the units hosting the Zgounder deposit. Drill holes reached vertical depths of up to 480m, intercepting felsic volcanic units with anomalous Ag intervals. These anomalous assay results from the Sirwa volcanic complex reveal previously undocumented potential for this unit. Follow up work will be carried in 2025.
•Zgounder South Target: Drilling tested the southern contact of the rhyolite unit bounding the main deposit to the north. The drilling intercepted sedimentary units similar to those hosting the Zgounder deposit, at the contact with the rhyolite. Anomalous Ag results were returned and follow up is expected in 2025.
•Zgounder Southeast Target: Drilling tested an area of Ag occurrence identified through previous surface grab sampling. This target is located in a geological window within a riverbed, exposing lithologies buried beneath the younger Sirwa volcanic complex. Drilling assessed a small portion of the target, and follow-up with surface mapping is planned.

•Geological mapping and prospecting, focusing on the Tirzzit and Zgounder Far East properties, both acquired late in 2023.
•A stream sediment campaign on Tirzzit, Zgounder Far East, and follow-up on previous stream sediment results from Touchkal property.
•Execution of an airborne geophysical survey over the Tirzzit project (154km²).
•Acquisition of World-View 3 hyperspectral imagery for the Tirzzit and Zgounder Far East properties, followed by ground calibration of the hyperspectral survey using samples collected from the concerning areas.
Figure 2: Location of Drill Hole at Zgounder Surface

N
GOLD & SILVER
Legend
2017 - 2023 exploration DDH
2024 Drilled exploration DDH
0 0.25 0.5 0.75 1
km
WorldView-3 bandes ratio
Ferric alteration
Clay alteration
Chlorite-Carbonate alteration

Boumadine Project
Boumadine is a large polymetallic deposit (Ag, Au, Pb, Zn) located in the Anti-Atlas Mountains, 80km south-west of the city of Errachidia. The main mineralization generally consists of 1m to 4m wide (locally reaching over a 10m width) N340- oriented massive sulphide lenses/veins sharply dipping eastward (> 70°). The massive sulphide veins (>80%) are mainly composed of pyrite, with variable proportions of sphalerite, galena, and chalcopyrite. The Tizi and Imarriren zones share the same characteristics except for their N000 orientation. Best intercepts for 2024 are shown in Table 2.
•The estimated mineral resources, as provided on April 16 2024, consist of an Inferred Mineral Resource of 23.6Mt at 85 g/t Ag, 2.62 g/t Au, 2.32% Zn and 0.84% Pb containing an estimated 64.7Moz of Ag, 1.98Moz of Au, 546kt of Zn and 198kt of Pb and an Indicated Mineral Resource of 2.0Mt at 113 g/t Ag, 2.51 g/t Au, 4.32% Zn and 1.07% Pb containing an estimated 7.4Moz of Ag, 165koz of Au, 88kt of Zn and 22kt of Pb.
•In 2024, 219 drillholes totalling 107,683m were completed and the Boumadine Main zone was extended to 5.4km and remain open in all directions. (Figure 3)
•Silver-cupper rich mineralization was intercepted in east-west barite vein with result: BOU-DD24-329 intercepted 2,110 g/t AgEq over 1.9m (0.03 g/t Au, 1,937 g/t Ag, 0.16% Zn, 0.17% Pb and 1.66% Cu).
•Polymetallic mineralization on the Tizi zone was extended to 2.0km in length. Significant intercepts include: 1,021 g/t AgEq over 3.0m (11.48 g/t Au, 89 g/t Ag, 0.78% Zn, 0.15% Pb and 0.24% Cu, BOU-DD24-306) and 445 g/t AgEq over 13.7m (4.9 g/t Au, 42 g/t Ag, 0.35% Zn, 0.37% Pb and 0.06% Cu, BOU-DD24-306)
•High grade gold at Imarriren zone below the known mineralization with result: BOU-DD24-284 intercepted 1,317 g/t AgEq over 1.9m (15.7 g/t Au, 91 g/t Ag, 0.1% Zn, 0.1% Pb and 0.2% Cu).
•High grade mineralization was intercepted in the Main Trend. Significant intercepts include: 763 g/t AgEq over 3m (1.5 g/t Au, 311 g/t Ag, 4.4% Zn, 1.8% Pb and 0.04% Cu, BOU-DD23-223) and 991 g/t AgEq over 17.6m (2.6 g/t Au, 247 g/t Ag, 7.7% Zn, 1.2% Pb and 0.3% Cu, BOU-DD23-230).
•15 additional exploration permits, expanding the Boumadine exploration footprint to 252.5km2. (Figure 4)
•Completion of a satellite mapping and spectral study on Boumadine using WorldView-3 data over 674km2. Identification of numerous clay alteration halos similar to Boumadine.
•Completion of an extensive helicopter-borne MobileMT electromagnetic and magnetic survey that covers an area of 1,266 km². Identification of multiple potentially parallel, on-trend conductive anomalies like known conductors identified at Boumadine Main Trend. Very large, potential conductive anomalies occurring 5km west of Boumadine, of similar orientation and stronger intensity than the Boumadine Main Trend conductor. This very large system also includes strong potential conductors occurring in an east-west direction. Continuation of the Boumadine south main trend anomaly, and series of new N340 and north–south oriented potential conductive anomalies.
•Over 27,000 assays are still pending at Boumadine.

Table 2 – Best Intercepts at Boumadine in 2024 (core lengths)

DDH No.	Section	Zone	From	To	Length	Au	Ag	Cu	Pb	Zn	Mo	Ag Eq
			(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)
BOU-DD23-214	8850N	Main	214.0	223.0	9.0	4.77	61	0.12	0.07	0.19	5	535
Including			216.2	221.5	5.3	6.61	90	0.18	0.10	0.27	6	749
BOU-DD23-218	8850N	Para	244.3	247.5	3.2	14.72	19	0.02	0.19	0.15	4	1,411
BOU-DD23-218	8850N	Para	252.6	256.8	4.2	13.59	115	0.10	0.13	0.12	3	1,409
BOU-DD23-218	8850N	Main	280.3	286.1	5.8	9.21	80	0.21	0.06	0.14	8	978
Including			280.3	284.3	4.0	13.05	108	0.29	0.07	0.19	8	1,377
BOU-DD23-220	6575N	Main	105.0	115.9	10.9	1.77	91	0.09	1.72	4.53	133	575
Including			112.3	114.7	2.4	6.26	261	0.26	1.24	6.56	16	1,275
BOU-DD23-220	6575N	Para	133.4	136.8	3.4	0.89	76	0.26	2.47	6.97	7	649
BOU-DD23-223	6525N	Main	131.6	169.9	38.3	1.53	311	0.04	1.8	4.4	101	763
Including			144.9	155.9	11.0	2.34	494	0.06	1.89	3.93	36	996
BOU-DD23-225	9325N	Para	47.4	53.7	6.3	1.44	54	0.02	0.85	5.34	12	508
Including			50.8	53.7	2.9	2.88	86	0.04	0.96	9.90	21	927
BOU-DD23-227	9325N	Main	259.7	268.3	8.6	3.34	18	0.07	0.13	0.45	6	369
Including			263.5	268.3	4.8	5.42	21	0.07	0.08	0.11	7	545
BOU-DD23-228	6300N	Main	267.2	276.1	8.9	1.99	81	0.02	1.03	3.36	59	488
Including			267.7	273.0	5.3	3.09	119	0.03	1.45	4.66	87	715
BOU-DD23-229	6525N	Para	111.9	116.0	4.1	1.60	175	0.12	1.86	7.32	259	810
BOU-DD23-230	6575N	Main	166.6	184.2	17.6	2.64	247	0.27	1.24	7.74	86	991
Including			177.6	181.3	3.7	2.91	651	0.08	3.18	11.49	106	1,662
BOU-DD23-230	6575N	Para	188.2	202.3	14.1	2.78	97	0.24	0.41	6.52	31	755
BOU-DD23-245	6450N	Main	198.4	206.5	8.1	0.73	122	0.02	2.32	4.68	68	524
Including			198.4	200.2	1.8	1.83	299	0.06	4.83	13.08	269	1,355
BOU-DD23-248	6450N	Main	329.5	335.4	5.9	5.94	59	0.13	0.95	8.75	23	1,136
BOU-DD23-251	6450N	Main	345.9	355.3	9.4	2.66	32	0.04	0.21	4.39	14	531
Including			346.4	348.8	2.4	7.99	91	0.13	0.30	15.77	19	1,719
Including			314.0	318.8	4.8	6.76	36	0.06	0.11	0.16	0	569
BOU-DD23-265	8850N	Main	338.0	341.1	3.1	16.25	86	0.13	0.14	0.12	0	1,355
BOU-DD23-265	8850N	Para	366.0	374.0	8.0	4.51	58	0.23	0.20	0.32	0	442
Including			369.7	372.3	2.6	12.17	160	0.69	0.31	0.51	0	1,186
BOU-DD24-284	9950N	Imarriren	439.7	441.6	1.9	15.70	91	0.16	0.06	0.05	4	1,317
BOU-DD24-306	3478100	Tizi	314.1	317.1	3.0	11.48	89	0.24	0.15	0.78	3	1,021
Including			314.1	315.6	1.5	20.05	133	0.37	0.20	1.37	2	1,755
BOU-DD24-310	34777500	Tizi	58.0	71.7	13.7	4.90	42	0.06	0.37	0.35	9	445
Including			58.0	59.6	1.6	23.34	148	0.20	0.41	0.50	17	1,988
BOU-DD24-310	34777500	Tizi	281.4	282.4	1.0	0.08	7,820	0.17	5.50	1.46	7	8,036
BOU-DD24-329	East-West	East-West	142.1	144.0	1.9	0.03	1,937	1.66	0.16	0.17	7	2,110
BOU-DD24-353	East-West	East-West	354.0	356.3	2.3	0.06	107	0.26	4.78	36.67	5	1,300

Figure 3: Location of Drill Holes at Boumadine

Figure 4: Location of New Permits at Boumadine
Quality Assurance
For core drilling, all individual samples represent approximately one meter in length of core, which is halved. Half of the core is kept on site for reference. Aya has implemented a quality control program to comply with best practices in sampling and analysis of drill core. Drill core samples were transported in sealed bags for analysis at Afrilab laboratory in Marrakech. Standards of different grades and blanks were inserted every 20 samples in addition to the standards, blanks and pulp duplicate inserted by Afrilab.
David Lalonde, B.Sc. P. Geo, Vice-President Exploration, is Aya Gold & Silver’s Qualified Person and has reviewed this press release for accuracy and compliance with National Instrument 43-101.

About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources. Aya’s Moroccan mining assets are complemented by its Tijirit Gold Project in Mauritania, which, subject to the announcement of September 12, 2024, will be developed by Mx2 Mining, a new spinout gold-growth company.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “confirm”, “expected”, “potential”, “continue”, “increase”, “create”, “significant”, , and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the continuity of the mineralization and its grade, the potential to significantly increase high-grade ounces, the potential to create value through exploration to continue the growth momentum enhancing the resource and better understanding the deposit as well as exploration results in the open-pit and underground areas. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates

(including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2023 Annual Information Form dated March 28, 2024, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.